J Sainsbury plc

082-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA


10015836

28 May 2010

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange on 20 & 27 May 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

20 May 2010

Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Share Award 2010:

Board Directors

Name	Date of Grant	Deferred Share Award	First exercise date	Last exercise date
Justin Matthew King	20 May 2010	298,570	May 2012	May 2022
Darren Mark Shapland	20 May 2010	118,897	May 2012	May 2022
Michael Andrew Coupe	20 May 2010	108,281	May 2012	May 2022

Key Management Personnel

Name	Date of Grant	Deferred Share Award	First exercise date	Last exercise date
Roger Burnley	20 May 2010	83,865	May 2012	May 2022
Gwyn Burr	20 May 2010	83,865	May 2012	May 2022
Tim Fallowfield	20 May 2010	53,079	May 2012	May 2022
Rob Fraser	20 May 2010	32,664	May 2012	May 2022
Luke Jensen	20 May 2010	81,741	May 2012	May 2022
John Rogers	20 May 2010	57,325	May 2012	May 2022
Neil Sachdev	20 May 2010	67,092	May 2012	May 2022
Imelda Walsh	20 May 2010	70,064	May 2012	May 2022

(1) The Deferred Share Award was granted on 20 May 2010 as a nil-cost option over ordinary J Sainsbury plc shares.
(2) The number of shares has been calculated using the mid-market closing share price of J Sainsbury plc between 13 – 19 May 2010.
(3) The award will become exercisable following a two year retention period and remain exercisable for a further eight years.
(4) Dividend shares will be allocated to the award following the end of the retention period.
(5) J Sainsbury plc shares used to satisfy these awards will be market purchase.

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Ben Crowther
+44 (0) 20 7695 0767

27 May 2010

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 27 May 2010 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 27 May 2010 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 315.00 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	37	9	1,742,572
Darren Shapland	37	9	874,060
Person Discharging Managerial Responsibility			
Gwyn Burr	37	9	439,583
Tim Fallowfield	37	9	327,661
Neil Sachdev	36	9	72,738

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.